

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Mr. Harold Montgomery
Chairman and Chief Executive Officer
Toyzap.com, Inc.
500 North Akard Street, Suite 2850
Dallas, TX 75201

>   **Re: Toyzap.com, Inc.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed August 24, 2010**
>   **File No. 000-53997**

Dear Mr. Montgomery:

We have reviewed your responses to the comments in our letter dated August 2, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Business, page 1

Business Plan Overview, page 2

1. We note your disclosure that if you close your first ISO acquisition but are unable to secure an acquisition credit facility or otherwise raise additional capital, you expect to run out of cash by the end of October 2010. Please advise whether this statement takes into account the $620,000 of cash contemplated from the executed subscription documents you have received for 6,200 shares of Series A Convertible Preferred Stock.

2. We note your disclosure that the purchase price for your potential acquisition will consist of a combination of $825,000 in cash plus shares of your common stock. Please revise your disclosure to disclose the number of shares of common stock.

3. Please revise your disclosure to provide support for your statement that the potential acquisition you may be in a position to acquire within the next 30 days will generate income of approximately $60,000 a month. Additionally, please revise your disclosure to state how the costs for outsourcing processing services will impact this income.

4. We note your response to our prior comment 5. Please add a risk factor, if applicable, to disclose any risks that may occur from Cagan Capital, LLC having the right to purchase or purchasing all of the shares held by Messrs. Cagan, Montgomery, and Jessen, affiliates thereof, and certain other purchasers. To the extent you have not raised the $2,000,000 in equity financing by September 1, 2010, please revise your disclosure to state whether Cagan Capital, LLC has purchased or intends to purchase these shares.

Marketing and Public Relations, page 6

5. We note your response to our prior comment 10 and reissue the comment in part. Please reconcile your statements on pages 6 and 13 that Mr. Montgomery and Mr. Jessen are executive officers and directors of A.R.T. Holdings, Inc. with your statement on page 22 that indicates that Mr. Montgomery is no longer a full-time employee of A.R.T. Holdings, Inc. and your statement on page 23 that indicates that Mr. Jessen is no longer an executive officer at A.R.T. Holdings, Inc.

Competition, page 6

6. We note your response to our prior comment 11. Please revise this section to provide balancing language that you may not be able to compete at all with any of these competitors given that they are significantly larger than you and have significantly greater financial resources. Additionally, please revise your disclosure to provide support as to the basis for your ability to compete with these competitors. In this regard we note your statements in the last sentence of the last full paragraph on page 6, the first sentence in the carryover paragraph starting on page 6 and the first and last sentences in the second full paragraph on page 7.

Government Regulations, page 7

7. While we note your response to our prior comment 2, we also note that you did not include any information in this section with respect to the risk factor starting at the bottom of page 18. Please advise or alternatively please revise this section to disclose the effect of this existing or probable governmental regulation on your business.

Financial Information, page 20

8. Please reconcile your statement on page 20 that you have incurred $370,000 of expenses from inception through June 30, 2010 with you statement on page 2 that you have incurred $407,000 of expenses from inception through June 30, 2010.

Description of Securities to be Registered, page 29

Series A Convertible Preferred Stock, page 30

9. Please disclose the method for determining the number shares of your common stock into which the shares of your Series A Convertible Preferred Stock may be converted on the record date that a vote is being taken.

10. We note your response to our prior comment 18. Please reconcile your description of the mandatory conversion of the Series A Convertible Preferred Stock that is to take place on May 27, 2011 on page 30 with the description of the mandatory conversion on page 41.

Indemnification of Directors and Officers, page 31

11. Please reconcile your statement regarding directors and officers insurance on page 31 with your disclosure in the second full paragraph on page 42. To the extent you do have directors and officers insurance, please disclose the general effect of the insurance in this section. Refer to Item 702 of Regulation S-K.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

                  Sincerely,

                  Julie F. Rizzo
                  Attorney-Advisor

cc: Via facsimile (310) 201-4746
       Lawrence P. Schnapp, Esq.
       TroyGould PC